Unilever PLC ("Unilever") 2022 Annual Financial Report Announcement Unilever announces that the following document is available on its website www.unilever.com/ara: Unilever Annual Report and Accounts 2022 A copy of the Unilever Annual Report and Accounts 2022 has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism. Attached to this announcement is the additional information for the purposes of compliance with the Disclosure and Transparency Rules including principal risk factors, details of related party issues and a responsibility statement. The unaudited 2022 Full Year and Fourth Quarter Results for the year ended 31 December 2022, which were announced on 9 February 2023, were prepared in accordance with IAS 34. ADDITIONAL INFORMATION PRINCIPAL RISKS Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most material to Unilever’s business and performance at this time. Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future. Our principal risks have not changed this year. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year: • Business transformation: the transformation resulting from the Compass reorganisation will span the next two years. This is coupled with the ongoing transformation of our core business processes to create a superior customer experience. • Climate change: this risk has intensified during 2022, as actions to address global warming are not moving at the pace anticipated and there has been an increase in physical climate risks seen by increased flooding and droughts together with the ongoing global energy crisis. • Economic and political instability: heightened risk due to growing geopolitical tensions and supply chain pressures, including the impact of the Russia-Ukraine war. Further, 2022 has seen unprecedented levels of inflation and a possible recession impeding growth and delivery of shareholder value. Biodiversity loss has the characteristics of an emerging risk. A loss of forests and soil due to potential physical and regulatory risks could make future harvests more difficult and expensive in the long term (see pages 45 and 48). Another emerging risk is the potential failure to keep pace with advancements such as artificial intelligence, machine learning and augmented reality which are predicted to become critical in understanding consumer preferences in the future. We set out below certain mitigating actions that we believe help us to manage our principal risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-

looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. RISK DESCRIPTION MANAGEMENT OF RISK BRAND PREFERENCE Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed. Level of risk: No change We monitor external market trends and collate consumer, customer and shopper insights in order to develop category and brand strategies. We invest in markets and segments where we have built, or are confident that we can build, competitive advantage. Our brand communication strategies are designed to optimise digital communication opportunities. We develop and customise brand messaging content specifically for each of our chosen communication channels (both traditional and digital) to ensure that our brand messages reach our target consumers. Brand teams are driving social purpose into their brand’s proposition and communication. Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products. Our innovation management process converts category strategies into projects which deliver new products to market. We develop product ideas both in-house and with selected partners to enable us to respond to rapidly changing consumer trends with speed. PORTFOLIO MANAGEMENT Unilever’s strategic investment choices will affect the long-term growth and profits of our business. Unilever’s growth and profitability are determined by our portfolio of Business Groups, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. Level of risk: No change Our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever. Our acquisition and disposal activity is driven by our portfolio strategy with a clear, defined evaluation process. CLIMATE CHANGE Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products. Climate change is already impacting our business in various ways. Government action to reduce climate change such as the introduction of a carbon tax, land use regulations or product composition regulations which restrict or ban certain GHG intensive ingredients, could impact our business through higher costs or reduced flexibility of operations. Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth. Level of risk: Increase We monitor climate change and in 2021 we published our Climate Transition Action Plan which provides details on how we are reducing the carbon intensity of our operations, developing products with a lower carbon footprint or that require less water during consumer use including details of how we will achieve our GHG reduction targets which include net zero emissions across our value chain by 2039 and zero emissions in our operations by 2030. We are decarbonising our operations through eco-efficiency measures, powering our factories with renewable electricity, transitioning to renewable energy for heating and cooling and replacing climate harmful refrigerants. We invest in new products and formulations so that our products work with less water, poor quality water or no water. We monitor trends in raw material availability and pricing due to short-term weather impacts to ensure continued availability of input materials and integrate weather system modelling into our forecasting process. We also monitor government policy and actions to combat climate change and take proactive action to minimise the impact on our business and advocate for changes to public policy frameworks consistent with the 1.5°C ambition of the Paris Agreement. PLASTIC PACKAGING We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use, increase recycling post-consumer use and source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world. There is a risk around finding appropriate replacement materials, but also due to high demand, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future We are committed to reducing the amount of post-consumer plastic packaging waste going to landfill. We have committed to ensuring 100% of our plastic packaging is reusable, recyclable or compostable by 2025. We aim to halve our use of virgin plastic by both reducing usage and accelerating use of recycled plastic. This requires us to redesign products by considering multiple- use packs, wider use of refills, recycling and using post- consumer recycled materials in innovative ways. We are working on innovative solutions through new business models. We aim to collect and process more plastic packaging than we sell, enabled through driving systematic change in circular thinking at an industry level working with partners such as the Ellen MacArthur Foundation. We are also working with governments, industry partners, suppliers and consumers to raise awareness and find and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations, which would again impact our profitability and reputation. Level of risk: No change solutions to improve the recycling infrastructure for plastics. We are helping consumers to understand disposal methods and supporting collection schemes and facilities. CUSTOMER Successful customer relationships are vital to our business and continued growth. Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology- enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times. Digital commerce continues to be a critical channel for growth. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. Level of risk: No change We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many emerging markets. We identify changing shopper habits and build relationships with new customers, such as those serving the digital commerce channel. We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress. We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve customer performance and enhance our customer relationships. We invest in technology to optimise order and stock management processes for our distributive trade customers. TALENT A skilled workforce and agile ways of working are essential for the continued success of our business. With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies. We have development plans to upskill and reskill employees for future roles and will bring in flexible talent to access new skills. We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining a diverse talent pool within Unilever. We regularly review our ways of working to drive speed and simplicity through our business in order to remain agile and responsive to marketplace trends. A move to more agile ways of working is ongoing to unlock internal capacity and prioritise work based on growth and impact.

Level of risk: No change BUSINESS OPERATIONS Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as geo- political sanctions, physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. The Russia-Ukraine war is an adverse event that has challenged and continues to challenge the continuity and cost of our supply chain in 2022. Maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods continues to present challenges and requires continued focus and flexibility. The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing. Level of risk: No change We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes. We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents including business continuity and disaster recovery. Commodity price risk is managed through forward buying of traded commodities, other appropriate hedging mechanisms and product pricing. Trends are monitored and modelled regularly and integrated into our forecasting process. SAFE AND HIGH-QUALITY PRODUCTS The quality and safety of our products are of paramount importance for our brands and our reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually and regularly monitored through performance indicators that drive improvement activities. Our key suppliers are externally certified and the quality of material received is regularly monitored to ensure that it meets the rigorous quality standards that our products require. In the event of an incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected markets under the direction of our product quality, science and communications experts, to ensure timely and effective marketplace action.

Level of risk: No change We have processes in place to ensure that the data used to generate on-pack labelling is compliant with applicable regulations and with relevant Unilever labelling policies in order to provide the clarity and transparency needed for consumers. SYSTEMS AND INFORMATION Unilever’s operations are increasingly dependent on IT systems and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase with the level of incidents rising year on year. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. Level or risk: No change To reduce the impact of external cyber-attacks impacting our business we have firewalls and threat monitoring systems in place, complete with immediate response capabilities to mitigate identified threats. We also maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls. We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements. We also have a set of IT security standards and closely monitor their operation to protect our systems and information. Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real-time backup operations should they ever be required. We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies. BUSINESS TRANSFORMATION Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities. In 2022, we announced the Compass Organisation, a significant transformation to the way Unilever operates through five new Business Groups. We are also continually engaged in major change projects, including acquisitions and disposals. These changes drive continuous improvement in our business and strengthen our portfolio and capabilities. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. All acquisitions, disposals and global organisational transformation projects are sponsored by a member of the ULE. All such projects have steering groups in place led by a senior executive and regular progress updates are provided to the ULE and Board (where relevant). Sound project disciplines are used in all transformation projects and these projects are resourced by dedicated and appropriately qualified personnel. The digitalisation of our business is led by a dedicated specialist team together with representatives from all parts of the business to ensure an integrated and holistic approach.

We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under- delivery of the expected benefits and there could be a significant impact on the value of the business. Level of risk: Increase A significant part of the organisational transformation involves the transfer of activities to third parties on and offshore. New ways of working are being developed to manage this new business model. Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption. ECONOMIC AND POLITICAL INSTABILITY Adverse economic conditions may affect one or more countries, regions or may extend globally. Unilever operates around the world and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations. In 2022, organisations have seen significant disruption and cost inflation coupled with increased geopolitical tensions, such as the Russia-Ukraine war. Further potential trade and economic sanctions risk global supply chain disruption and deep recession. Risks associated with the global energy crisis are leading to significantly higher energy prices and could disrupt our operations. Government actions such as trade and economic sanctions, foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets which can offer greater growth opportunities but also exposes Unilever to related economic and political volatility. Level of risk: Increase The breadth of Unilever’s portfolio and our geographic reach help to mitigate our exposure to any particular localised risk. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns. We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities. We believe that many years of exposure to emerging markets have given us experience of operating and developing our business successfully during periods of economic and political volatility. TREASURY AND TAX Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. Currency exposures are managed within prescribed limits and by the use of financial hedging instruments. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We seek to maintain access to global debt markets through short-term and long-term debt programmes. In addition, we maintain significant undrawn committed credit facilities for general corporate purposes as disclosed in note 16A.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and restrict Unilever’s ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention. Level of risk: No change Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis. We regularly assess and monitor counter-party risk in our suppliers and customers and take appropriate action to manage our exposures. Our Global Tax Principles provide overarching governance and we have a process in place to monitor compliance with the Tax Principles. We have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans. ETHICAL Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it is our responsibility to protect their rights and help them live well. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever’s corporate reputation and business results. Level of risk: No change Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us. Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the ULE and by relevant Board Committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives. Our Responsible Partner Policy helps us to improve the lives of the people in our supply chains by ensuring human rights are protected and makes a healthy and safe workplace a mandatory requirement for our suppliers. We have detailed safety standards and monitor safety incidents at the highest level. Through our Brands with Purpose agenda, a number of our brands are taking action on societal issues such as fairness and equality. LEGAL AND REGULATORY Compliance with laws and regulations is an essential part of Unilever’s business operations. Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes. Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Changes to laws and regulations could have a material impact on the cost of doing business. Level of risk: No change	teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles. Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

RELATED PARTY TRANSACTIONS

JOINT VENTURES

The following related party balances existed with joint venture businesses at 31 December:

Related party balances	**€ million** 2022	€ million 2021
Sales to joint ventures	1,158	1,060
Purchases from joint ventures	134	127
Receivables from joint ventures	78	71
Payables to joint ventures	33	36
Loans to joint ventures	226	241
Royalties and service fees	22	20

Significant joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.

ASSOCIATES

There are no trading balances due to or from associates.

Langholm Capital II was launched in 2009. Unilever has invested €65 million in Langholm II, with an outstanding commitment at the end of 2022 of €1 million (2021: €1 million). During 2022, Unilever received €1 million (2021: €32 million) from its investment in Langholm Capital II.

DIRECTORS' RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

- The Unilever Annual Report and Accounts 2022, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy;
- The financial statements which have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB),

and UK-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and • The Strategic Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. Name Function Nils Andersen Andrea Jung Alan Jope Graeme Pitkethly Hein Schumacher Judith Hartmann Adrian Hennah Susan Kilsby Ruby Lu Strive Masiyiwa Youngme Moon Nelson Peltz Feike Sijbesma Chairman and Non-Executive Director Vice-Chairman / Senior Independent Director Chief Executive Officer Chief Financial Officer Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Non-Executive Director Safe Harbour This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group’s (the ‘Group’) emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the Russia/Ukraine war. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange and Euronext Amsterdam, including in the Unilever Annual Report and Accounts 2022 available on our corporate website. 9 March 2023